Filed by DoorDash, Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Wolt Enterprises Oy

Commission File No.: 001-39759

The following communication was first made available on January 21, 2022.

Email: Securityholders

Subject: DoorDash Transaction Update

Hello,

This e-mail is an update regarding DoorDash’s pending acquisition of Wolt, sent to all Wolt securityholders. We remain on track to close the transaction in the first half of 2022.

Below is a brief overview of the most significant steps taken since announcing the transaction on November 9, 2021, and the remaining material outstanding matters to be concluded over the coming months to complete the transaction.

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On December 20, 2021, DoorDash filed a change of ownership notification with respect to our payment institution license with the Finnish Financial Supervisory Authority (the “Fin-FSA”) that is currently under review.

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On December 22, 2021, DoorDash filed with the US Securities and Exchange Commission a registration statement on Form S-4 to register the DoorDash shares to be issued in connection with the purchase in the US.

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DoorDash is currently preparing to file a prospectus (a legal document describing companies and securities offered) with the Fin-FSA in order to issue DoorDash shares to Wolt securityholders residing in Finland.

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Subsequent to the Form S-4 and the Finnish prospectus becoming effective and the completion of certain other pre-closing matters, we anticipate a period of time for Wolt shareholders and vested option holders to deliver required documentation before closing of the transaction. The period of time necessary to carry out this exercise will be determined at a later time and we anticipate it to be in the range of 45 to 70 days. We will reach out to you with the documentation that we need from our equityholders to consummate the deal and allow you to receive DoorDash securities. We plan to reach out to you with further updates as soon as possible and no later than late March-April.

We appreciate your understanding as we’re working to complete our transaction with DoorDash as swiftly and efficiently as we can.

If you have any questions, please reach out to legal@wolt.com (investors) or stockoptions@wolt.com (Wolt employees).

Best regards,

Miki

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements generally relate to future events, including the timing of the proposed transaction and other information related to the proposed transaction. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these words or other similar terms or expressions that concern the proposed transaction and our expectations, strategy, plans or intentions regarding it. Forward-looking statements in this communication include, but are not limited to, (i) expectations regarding the timing, completion and expected benefits of our proposed acquisition of Wolt Enterprises Oy (“Wolt”), (ii) plans, objectives and expectations with respect to future operations, stakeholders and the markets in which we, Wolt and the combined company will operate, and (iii) the expected impact of the proposed transaction on the business of the parties. Expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected. These risks, uncertainties and other factors relate to, among others: risks and uncertainties related to our pending acquisition of Wolt, including the failure to obtain, or delays in obtaining, required regulatory approvals, the failure to satisfy any of the closing conditions to the proposed transaction on a timely basis or at all and costs and expenses associated with failure to close; costs, expenses or difficulties related to the acquisition of Wolt, including the integration of the Wolt’s business; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; the potential impact of the announcement, pendency or consummation of the proposed transaction on relationships with our and/or Wolt’s employees, customers, suppliers and other business partners; the risk of litigation or regulatory actions to us and/or Wolt; inability to retain key personnel; changes in legislation or government regulations affecting us or Wolt; developments in the COVID-19 pandemic and resulting business and operational impacts on us and/or Wolt; and economic, financial, social or political conditions that could adversely affect us, Wolt or the proposed transaction. For additional information on other potential risks and uncertainties that could cause actual results to differ from the results predicted, please see our Annual Report on Form 10-K for the year ended December 31, 2020 and subsequent Form 10-Qs or Form 8-Ks filed with the Securities and Exchange Commission (the “SEC”). All information provided in this communication is as of the date of this communication and any forward-looking statements contained herein are based on assumptions that we believe to be reasonable, and information available to us, as of such date. We undertake no duty to update this information unless required by law.

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No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended and, where applicable, the requirements under the securities laws of any other applicable jurisdiction.

Important Additional Information Will be Filed with the SEC

DoorDash has filed with the SEC a registration statement on Form S-4, which will include a prospectus of DoorDash. INVESTORS ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT AND OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT DOORDASH, WOLT, THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors will be able to obtain free copies of the registration statement and other documents filed with the SEC through the website maintained by the SEC at sec.report and on DoorDash’s website at ir.doordash.com.